March 24, 2009

VIA EDGAR AND FEDEX

Ms. Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mac-Gray Corporation
Schedule 14A
Filed March 11, 2009
File No. 1-13495

Dear Ms. Kim:

This letter is submitted on behalf of Mac-Gray Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter of March 17, 2009 to Robert P. Whalen Jr., Esq., legal counsel to the Company (the “Comment Letter”).

The Company is concurrently filing via EDGAR its revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which includes changes that principally reflect responses to the Staff’s comments. For your convenience, we have enclosed five (5) copies of the Preliminary Proxy Statement, which have been marked to show the changes from the Company’s original Preliminary Proxy Statement on Schedule 14A, File Number 1-13495, which was filed with the Commission on March 11, 2009.

For your reference, the text of each Staff comment is reproduced below in italics.  The Company’s response to each comment immediately follows the reproduced text in regular typeface.   All page references in the Company’s response are to the Preliminary Proxy Statement.

Schedule 14A

General

Comment 1:

Please revise to include a background discussion of the contacts between the Fairview Capital group of investors and the company during the time period leading up to the current solicitation.  Please also describe how the Board or management responded to contacts made by the Fairview Capital group and the material details of any discussions or correspondence.

Response 1:

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 3 of the Preliminary Proxy Statement.

Comment 2:

Please revise to fill-in the estimated costs of the solicitation.

Response 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Preliminary Proxy Statement.

Voting Securities of the Company, page 2

Comment 3:

Please disclose whether abstentions and broker non-votes will be counted for approval.  Refer to Item 21(b) of Schedule 14A.

Response 3:

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Preliminary Proxy Statement.

Proposal 1; Election of Directors, page 3

Comment 4:

Please revise to state whether the nominees have consented to being named in the proxy statement.  Refer to Rule 14a-4(d)(4).

Response 4:

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Preliminary Proxy Statement.

* * * * *

As requested in the Comment Letter, the Company has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of it, that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1063 or by facsimile at (617) 523-1231.

Very truly yours,

Goodwin Procter LLP

By:	/s/ Andrew H. Goodman, Esq.

Andrew H. Goodman, Esq.

cc:	Linda A. Serafini, Esq.
Mac-Gray Corporation

Robert P. Whalen Jr., Esq.
Goodwin Procter LLP